United States securities and exchange commission logo





                              July 31, 2023

       Chris Lowthert
       Chief Financial Officer
       Starwood Real Estate Income Trust, Inc.
       2340 Collins Avenue
       Miami Beach, FL 33139

                                                        Re: Starwood Real
Estate Income Trust, Inc.
                                                            Form 10-K for the
year ended December 31, 2022
                                                            Filed March 17,
2023
                                                            File No. 000-56046

       Dear Chris Lowthert:

               We have reviewed your July 20, 2023 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       July 6, 2023 letter.

       Form 10-K for the year ended December 31, 2022

       Note 2. Summary of Significant Accounting Policies
       Fair Value Measurements, page 112

   1. We note your response to our prior comment. Please clarify what is meant by "through
                                                        December 31, 2022, the
Company   s loans secured by real estate have been recorded at par
                                                        value, which
approximates fair value and is also equal to the origination cost," as this contradicts your policy
of recording loans secured by real estate at fair value. If you have been utilizing the
discounted cash flow method to value your loans secured by real estate
                                                        (as well as reviewing
market yield data, collateral asset performance, local and macro real estate performance,
capital market conditions, debt yield and loan-to-value ratios and borrower financial
condition and performance), and the value derived from such methods was approximately the
same as par/cost, then please clearly state this in your response.
 Chris Lowthert
Starwood Real Estate Income Trust, Inc.
July 31, 2023
Page 2

        You may contact William Demarest at 202-551-3432 or Kristi Marrone at 202-551-3429
if you have any questions.



                                                        Sincerely,
FirstName LastNameChris Lowthert
                                                     Division of Corporation
Finance
Comapany NameStarwood Real Estate Income Trust, Inc.
                                                     Office of Real Estate &
Construction
July 31, 2023 Page 2
cc:       Matthew Guttin
FirstName LastName